U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          NOTICE OF EXEMPT SOLICITATION


1. NAME OF THE REGISTRANT:
          Apple Corporation


2. NAME OF PERSON RELYING ON EXEMPTION:
          Trillium Asset Management Corporation


3. ADDRESS OF PERSON RELYING ON EXEMPTION:
          711 Atlantic Avenue, Boston, MA 02111-2809


4. WRITTEN MATERIALS: (Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1)).


       The following written materials are attached:

          Exhibit 1: Letter dated April 26, 2007 from Shelley Alpern, Vice President Trillium Asset Management.





Dear Fellow Apple Shareholder,


I am writing to encourage you to vote YES ON ITEM 8 on the Apple Proxy. The proposal asks the Company to publish a report within six months of the 2007 annual meeting, at reasonable cost and omitting confidential information, on the feasibility of adopting a policy of becoming a leader in the use of safe materials, by eliminating persistent and bioaccumulative toxic chemicals, and all types of brominated flame retardants (BFRs) and polyvinyl chloride (PVC) plastics, in all Apple products, including an expeditious timetable to end the use of all BFRs and PVC.


Apple has been at the forefront of many technology trends, not the least of which has been the very notion of getting people to "think different." Yet one place where the management has failed to lead is on the issue of toxic chemicals in our products. The proposal simply asks the management to assess the feasibility of new policies to eliminate the worst of the toxic chemicals - those that may threaten workers, the public and the environment.


The proposal also asks the management to evaluate the complete phase out on an expedited basis of two widely used materials, polyvinyl chloride (PVC) plastic and brominated flame retardants (BFRs). Competitor Dell has set a date of 2009 to end the use of both of these substances. One published report that compares the Company policies of the top 14 electronics manufacturers shows Apple as coming in last place! (Toby Sterling, "Greenpeace Ranks Apple Last for Green," Businessweek, April 4, 2007.
http://www.businessweek.com/ap/financialnews/D8O9S88G0.htm) For our Company, which prides itself on smart design and leadership, this is an unfortunate position to find ourselves.


Consumers have grown to expect more from Apple, a leader in product design and innovation. Are we falling behind in the arena of greening our products? When electronic products become obsolete, they are often shipped to China, Africa, Latin America and other developing regions, where efforts to reclaim valuable metals create environmental and health problems as more toxins are released into the air, water and ground. To maintain our market edge, we need to ensure that our products are no longer adding to that pollution load.


       THIS COMMUNICATION IS NOT A PROXY SOLICITATION, AND TRILLIUM ASSET MANAGEMENT WILL NOT ACCEPT ANY PROXIES. TRILLIUM URGES SHAREHOLDERS TO
        VOTE "FOR" THIS STOCKHOLDER PROPOSAL ON APPLE MANAGEMENT'S PROXY.


In the remainder of this letter we will respond point by point to the management's arguments against the resolution.


THE MANAGEMENT'S OPPOSITION STATEMENT: The management argues that Apple's current policies and practices address our concerns and that the report and review "would be costly, time-intensive, and duplicative."

OUR RESPONSE: Our proposal asks the management to prepare a report "at reasonable cost" on the feasibility of becoming an industry leader in the use of safer materials and to include "an expeditious timetable" to phase out Apple's use of ALL brominated flame retardants and PVC plastics. These chemicals pose a threat to human health and the environment throughout their lifecycle, from production to disposal. Apple's current policy says, "Our continued goal is to reduce or eliminate environmentally harmful substances from our products and processes..." BUT THE CURRENT POLICY FALLS SHORT OF PRESCRIBING COMPETITIVE DEADLINES.


The only way the requested report would be "duplicative" is if the management is already planning to announce such a policy. This would be welcome news as other competitors such as Dell have publicly posted policies to phase out these substances by a definite date.


THE MANAGEMENT'S OPPOSITION STATEMENT: The management contends that its policies ensure that our products meet the requirements of consumers and regulators in all countries where the Company's products are sold."


OUR RESPONSE: According to AppleInsider.com, Apple was forced to halt sales of certain products, including the iSight, eMac and certain AirPort Base Stations for several months in Europe because they did not comply with the European Union's Restriction of Hazardous Substances (RoHS) directive applicable to electronic products.


In addition to regulatory developments like RoHS, consumer demand for safer products can also surpass our current materials standards. TBBPA, the brominated flame retardant that the management uses along with PVC plastic is not yet on the RoHS list of restricted substances. Recent studies link TBBPA with the potential for neurological harm. PVC production and disposal is a well documented source of dioxins, and poses other workplace and environmental hazards. EVEN WHERE REGULATORS HAVE NOT YET RESTRICTED THE CHEMICALS, CONSUMERS ARE INCREASINGLY AWARE OF AND SEEKING ALTERNATIVES TO ALL BROMINATED FLAME RETARDANTS.


THE MANAGEMENT'S OPPOSITION STATEMENT: The management states that PVC is among the "substances restricted from use in Apple's products, packaging and manufacturing processes. Apple is committed to phasing out PVC altogether . . ." In addition, the management asserts that it has banned the use of certain BFRs


OUR RESPONSE: It is encouraging that the management states that it is committed to phasing out PVC, however, our Company has failed to publish a timeline for its elimination. The management has made no commitment to eliminating all BFRs in all applications. Furthermore, the management has only restricted use of PVC in certain products and continues to use the brominated flame retardant, TBBPA whereas competitor Dell has set a timeline of phasing the use of BOTH substances in all products by 2009.

The management reported in its December 29, 2006 10-K filing with the Securities Exchange Commission a list of "suppliers and manufacturing vendors whose loss to the Company could have a material adverse effect upon the Company's business and financial position." Among them were, Samsung Electronics, Sony Corporation and Toshiba Corporation. We believe that each of these companies have stronger toxic chemical policies than Apple.


Apple's web site says that our Company continues to use PVC plastic in "cable enclosures." The management also says that it has eliminated PVC in parts weighing more than 25 grams, with the exception of cable enclosures. They say this is standard across the industry; however, Dell and other companies have publicly set a date by which they will end the use of these materials in all products. Our proposal asks the management to establish an "expeditious timetable," rather than a commitment to be fulfilled in the indefinite future.


THE MANAGEMENT OPPOSITION STATEMENT: The Company states that information on its environmental policies is available through apple.com/environment.


OUR RESPONSE: The management's policies are not transparent. For example, Apple's web site links to our Supplier Code of Conduct which mentions specification 069-0135 but fails to make the specification publicly available. WE BELIEVE THAT OUR COMPANY NEEDS A MORE TRANSPARENT ENVIRONMENTAL POLICY.


Thank you for your attention. If you have any questions, please contact me at
(617) 970-8944, or Attorney Sanford Lewis at (413) 549-7333.


Sincerely,


/s/ Shelley Alpern


Shelley Alpern, Vice President
Trillium Asset Management